Exhibit 99.(a)

OneBeacon 401(k) Savings
and Employee Stock Ownership Plan

Financial Statements and Supplemental Schedule
Annual Report of Employee Benefit Plan
Under ERISA of 1974
For the Years Ended December 31, 2012 and 2011

OneBeacon 401(k) Savings and Employee Stock Ownership Plan

___________________________

*
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

OneBeacon 401(k) Savings and Employee Stock Ownership Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Administrator of
OneBeacon 401(k) Savings and Employee Stock Ownership Plan
Canton, Massachusetts

We have audited the accompanying statements of net assets available for benefits of the OneBeacon 401(k) Savings and Employee Stock Ownership Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) – Form 5500, Schedule H, Line 4i is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2012 financial statements taken as a whole.

/s/ Crowe Horwath LLP

New York, New York
June 26, 2013

OneBeacon 401(k) Savings and Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits
As of December 31, 2012 and 2011

	December 31,
	2012	2011
Assets
Investments at fair value (Notes B, C)	$497,963,808	$482,197,201
Cash	918,939	208,452
Receivables:
Interest and dividends receivable	238,646	346,942
Receivable for securities sold	230,496	954,088
Notes receivable from participants (Notes A, B)	4,062,853	4,159,573
Employer contributions – ESOP (Note A)	4,876,603	4,083,167
Employer contributions – 401(k) (Note A)	13,382	—
Participant contributions – 401(k) (Note A)	50,565	—
Total Receivables	9,472,545	9,543,770

Total Assets	508,355,292	491,949,423

Liabilities
Payable for securities purchased	489,589	1,051,263
Accrued administrative and custody expenses (Note A)	255,742	264,224
Total Liabilities	745,331	1,315,487

Net assets reflecting all investments at fair value	507,609,961	490,633,936
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note B)	(2,875,203)	(2,554,972)

Net Assets Available for Benefits	$504,734,758	$488,078,964

The accompanying notes are an integral part of these financial statements.

OneBeacon 401(k) Savings and Employee Stock Ownership Plan

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2012 and 2011

	Year ended December 31,
	2012	2011
Additions
Investment income:
Interest and dividend income (Note B)	$13,443,365	$14,816,455
Net appreciation (depreciation) in fair value of investments (Notes B, C)	29,432,135	(8,305,781)
Net investment income	42,875,500	6,510,674

Contributions:
Employer – ESOP (Note A)	4,876,603	4,083,167
Employer – 401(k) (Note A)	3,166,527	3,412,467
Participant – 401(k) (Note A)	11,539,204	12,161,758
Total contributions	19,582,334	19,657,392

Interest income, notes receivable from participants (Notes A, B)	171,114	187,644
Transfers in – rollovers and other elective transfers	2,048,822	1,831,417
Total additions	64,677,770	28,187,127

Deductions
Benefits paid to participants	46,915,502	42,952,903
Administrative and custody expenses (Note A)	1,106,474	1,181,468
Total deductions	48,021,976	44,134,371

Net increase (decrease)	16,655,794	(15,947,244)

Net Assets Available for Benefits:
Beginning of year	488,078,964	504,026,208
End of year	$504,734,758	$488,078,964

The accompanying notes are an integral part of these financial statements.

OneBeacon 401(k) Savings and Employee Stock Ownership Plan

Notes to Financial Statements
A.Description of the Plan
The following description of the OneBeacon 401(k) Savings and Employee Stock Ownership Plan (the “Plan”), as further described below, provides only general information. Participants should refer to the Plan document and related amendments for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering substantially all employees of OneBeacon Services, LLC (“OB Services” or the “Company”), Atlantic Specialty Insurance Company (“ASIC”), and OneBeacon Insurance Company (“OBIC”) (collectively, the “Companies”), subsidiaries of OneBeacon Insurance Group, Ltd. (“OneBeacon”). The following entities are also participating employers of the Plan: A.W.G. Dewar, Inc., Guilford Holdings, Inc., OneBeacon Professional Insurance, Inc., White Mountains Capital, Inc., White Mountains Financial Services LLC, and White Mountains Insurance Group, Ltd. (“White Mountains”). White Mountains is currently the majority shareholder of OneBeacon.
Effective December 31, 2011, sponsorship of the Plan was transferred from OBIC to OB Services.
Effective January 1, 2011, the Plan requires participant balances greater than $1,000 and less than $5,000 that are not distributed to the participant to be automatically rolled over to an individual retirement account. The Plan continues to require participant balances less than $1,000 to be automatically cashed out.
The Plan in its respective 401(k) and employee stock ownership (“ESOP”) components is designed to comply with Sections 401(a), 501(a) and 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986 (the “IRC”) and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The trustee and record keeper is Vanguard Fiduciary Trust Company (“Vanguard,” “Trustee,” and “Record Keeper”), the custodian of the majority of the assets of the Plan.
Eligibility
Employees of the Company or a participating employer are eligible to participate in the Plan on date of hire. Eligible employees who have not enrolled after 60 days are automatically enrolled in the 401(k) component of the Plan at a 3% employee contribution rate unless waived by the employee. In order to receive an allocation of contributions to the ESOP component, as described below, a participant must be an eligible employee on the last business day of the Plan year, typically December 31st of each year. All participants who are not participants in a long-term incentive plan, an incentive compensation program for certain senior level employees, are also eligible to receive an allocation of any additional (variable) employer contribution to the ESOP component.
Contributions
Participants may contribute up to 40% of annual compensation, as defined in the Plan document, on a pre-tax, after-tax and/or Roth basis into the 401(k) component of the Plan. Participants may direct their contributions into various investment options offered by the Plan. The employer contributes 50% of the first 6% of compensation, as defined in the Plan document, that a participant contributes to the Plan. This matching contribution is invested to mirror the employee contributions. Eligible participants who attain age 50 before the end of the Plan year may make catch up contributions to the Plan. Contributions are subject to Internal Revenue Service (“IRS”) limitations.
For the ESOP contribution, the employers contribute to the Plan, subject to the discretion of the Board of Directors (the “Board”), an amount equal to 3% of compensation, as defined in the Plan document, to eligible participants. The contribution may be in the form of cash, OneBeacon common shares, or White Mountains common shares, depending on employer. The employers, subject to the discretion of the Board, may also make an additional variable contribution of up to 6% of compensation based on OneBeacon’s or White Mountains’ performance during the respective Plan period. For the years ended December 31, 2012 and 2011, the Companies’ variable contribution was 2% and 1.1%, respectively, with the contribution allocated to the OneBeacon Company Stock Fund (the “OB Fund”). For the years ended December 31, 2012 and 2011, White Mountains’ variable contribution was 3% and 1.5%, respectively, with the contribution allocated to the White Mountains ESOP Fund (the “WTM Fund”). Contributions are subject to certain limitations, as defined in the Plan document.

OneBeacon 401(k) Savings and Employee Stock Ownership Plan

Notes to Financial Statements

Voting Rights
Participants are entitled to direct the Plan’s Trustee as to how to vote OneBeacon or White Mountains common shares attributable to investment fund units held on any matter submitted to the shareholders of OneBeacon or White Mountains for a vote.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the employers’ contribution and (b) Plan earnings, net of an allocation of investment fees. Allocations are based on participant earnings or account balances, as defined in the Plan document. Each participant’s account is debited by the participant’s withdrawals and an allocation of applicable loan fees or administrative expenses, if any. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the employers’ contribution portion of their accounts is based on years of service. A participant is 100% vested after three years of credited service; no vesting occurs prior to the end of the third year of credited service. Participants with less than three years of service are 100% vested upon termination of employment, if that termination is a result of the sale of a business unit or reduction in force.
Put Option
Upon distribution, if a participant elects to receive his or her ESOP component account balance in the form of OneBeacon or White Mountains common shares and trading of OneBeacon or White Mountains common shares has been suspended, participants have the right to sell their shares of OneBeacon or White Mountains common shares to OneBeacon or White Mountains at fair market value, as defined in the Plan document. This right expires 15 months after the date of distribution. OneBeacon and White Mountains did not repurchase any shares from plan participants during the 2012 and 2011 plan years.
Diversification
In order to minimize the investment risk from holding a large amount of stock in a single issuer, the Plan allows participants to diversify their OB Fund or WTM Fund investment. A participant may transfer his or her vested OB Fund or WTM Fund account balance into any of the investment options maintained within the Plan.
Forfeitures
Forfeitures are used to reduce employer contributions. The balance as of December 31, 2012 and 2011 in the forfeiture account was $154,679 and $483,910, respectively. During 2012 and 2011, $259,223 and $567,963, respectively, of forfeited funds were used to offset employer contributions.
Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $500 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1% as of the beginning of the month in which the loan was made. At December 31, 2012 and 2011, participant loans of $4,062,853 and $4,159,573, respectively, were outstanding and are reflected as Notes receivable from participants in the Statements of Net Assets Available for Benefits. As of both December 31, 2012 and 2011, the prime rate was 3.25%. As of December 31, 2012 and 2011, the range of interest rates on loans outstanding was 4.25% to 9.25% and 4.25% to 10.25%, respectively.
Payment of Benefits
Following termination of service, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over time, or a combination thereof.
Expenses
The Plan paid the majority of administrative expenses, including audit and investment management fees, as well as certain administrative and custody fees paid to Vanguard and The Bank of New York Mellon (“Mellon”), the custodian of some of the assets of the Plan. The Plan incurred $1,106,474 and $1,181,468, respectively, in fees for the years ended December 31, 2012 and

OneBeacon 401(k) Savings and Employee Stock Ownership Plan

Notes to Financial Statements

2011. Terminated participants in the Plan are charged a quarterly administrative fee which may be used to pay expenses of the Plan or to reduce employer contributions.
Plan Termination
While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it is free to do so at any time. In the event the Plan is terminated, the Plan provides that each participant’s balance, inclusive of employer contributions, becomes immediately 100% vested and shall be distributed to the participants.
Contributions Receivable
Employer and participant contributions receivable consist of contributions that pertain to the current plan year and are contributed in the subsequent year. Employer contributions of $4,876,603 and $4,083,167 at December 31, 2012 and 2011, respectively, related to the ESOP component. Employer contributions of $13,382 at December 31, 2012 related to the 401(k) match component, with no such receivable at December 31, 2011. Participant contributions of $50,565 related to the 401k elective deferral component at December 31, 2012, with no such receivable at December 31, 2011.
Accrued Administrative and Custody Expenses
Accrued administrative and custody expenses at December 31, 2012 and 2011 of $255,742 and $264,224, respectively, represent audit, investment management, Trustee and custodian expenses incurred by the Plan due to be paid at year-end.

OneBeacon 401(k) Savings and Employee Stock Ownership Plan

Notes to Financial Statements

Investment Options
During the plan years ended December 31, 2012 and 2011, participants were able to allocate all contributions, except unvested ESOP component contributions, among various registered investment company options, two company stock funds, a collective trust, and specific Plan-sponsored funds comprised of stocks, convertible fixed maturity investments and fixed maturity investments as follows:

Baron Asset Fund
OneBeacon Equity Fund
OneBeacon Fully Managed Fund
OneBeacon Company Stock Fund
Vanguard 500 Index Fund Investor Shares
Vanguard High-Yield Corporate Fund Investor Shares
Vanguard International Growth Fund Investor Shares
Vanguard International Value Fund
Vanguard Long-Term Investment Grade Fund Investor Shares
Vanguard Mid-Cap Index Fund Investor Shares
Vanguard Morgan Growth Fund Investor Shares
Vanguard Prime Money Market Fund
Vanguard Retirement Savings Trust IV Collective Trust
Vanguard Selected Value Fund
Vanguard Short-Term Investment Grade Fund Investor Shares
Vanguard Small-Cap Index Fund Investor Shares
Vanguard Target Retirement 2005 Fund(1)
Vanguard Target Retirement 2010 Fund
Vanguard Target Retirement 2015 Fund
Vanguard Target Retirement 2020 Fund
Vanguard Target Retirement 2025 Fund
Vanguard Target Retirement 2030 Fund
Vanguard Target Retirement 2035 Fund
Vanguard Target Retirement 2040 Fund
Vanguard Target Retirement 2045 Fund
Vanguard Target Retirement 2050 Fund
Vanguard Target Retirement 2055 Fund
Vanguard Target Retirement 2060 Fund(2)
Vanguard Target Retirement Income Fund
Vanguard Total International Stock Index Fund
Vanguard Wellington Fund Investor Shares
Vanguard Windsor Fund Investor Shares
Vanguard Windsor II Fund Investor Shares
White Mountains ESOP Fund
___________________________
(1) Merged into the Vanguard Target Retirement Income Fund during the plan year ended December 31, 2012.
(2) Added to Plan-sponsored funds during the plan year ended December 31, 2012.

OneBeacon 401(k) Savings and Employee Stock Ownership Plan

Notes to Financial Statements

B.Summary of Accounting Policies
The following accounting policies, which conform to accounting principles generally accepted in the United States of America (“GAAP”), have been used consistently in the preparation of the Plan’s financial statements and notes to the financial statements.
Basis of Accounting
The financial statements of the Plan are prepared under the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Many factors are considered in arriving at fair value.  In general, fixed maturity investments are valued based on yields currently available on comparable securities of issuers with similar credit ratings. Shares of company stock, preferred stock and common stock are valued at quoted market prices. Convertible fixed maturity investments are valued based on quoted market prices, analysis of listed markets and use of sensitivity analyses. Registered investment companies are valued at the net asset value as reported by a national securities exchange at year-end.  Units of the stable value collective trust fund are valued at the net asset value of the fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund. The Vanguard Retirement Savings Trust IV (“VRST”), which is included in the stable value collective trust fund, is valued using net asset value (“NAV”) and does not have any unfunded commitments nor include circumstances in which an otherwise redeemable investment might not be redeemable (for instance, investment that is subject to a lockup period).
Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contract, as well as the adjustment of the investment contract from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.
The investment in the Vanguard Retirement Savings Trust IV includes fully-benefit responsive investments stated at fair value. The VRST invests primarily in investment contracts, including both traditional and synthetic issued by life insurance companies, banks and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital and liquidity to pay plan benefits of its retirement plan investors. For traditional investment contracts, fair value is the present value of the expected future cash flows of each contract. Expected future cash flows are derived by Vanguard. For synthetic investment contracts, fair value is based on the fair value of the underlying assets using quoted prices for similar securities, interest rates, prepayment speeds and credit risk. Contract value is equal to principal balance plus accrued interest.
Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
In accordance with the policy of stating investments at fair value, the Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.
Valuation of Other Financial Instruments
The carrying values of the Plan's cash, receivables, and liabilities as of December 31, 2012 and 2011 approximate fair value based on the short term nature of the instruments (Level 2).

OneBeacon 401(k) Savings and Employee Stock Ownership Plan

Notes to Financial Statements

Notes receivable from participants
Participant loans are recorded at unpaid principal plus accrued but unpaid interest. The notes receivable have no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances.
Benefit Payments
Benefit payments are recorded when paid.
Risks and Uncertainties
The Plan provides various investment options in any combination of stocks, convertible fixed maturity investments, fixed maturity investments, registered investment companies, and other investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities, and a level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

OneBeacon 401(k) Savings and Employee Stock Ownership Plan

Notes to Financial Statements

C.Investments
The following presents the fair value of investments that represent 5% or more of the Plan’s net assets available for benefits.

	As of December 31,
	2012	2011
Investments, at fair value
Vanguard Retirement Savings Trust IV(1)	$57,112,876	$55,175,385
Vanguard 500 Index Fund Investor Shares	36,296,603	32,807,825
Vanguard Wellington Fund Investor Shares	29,024,289	26,462,737
OneBeacon Company Stock	28,736,488	32,612,469
_________________________________________________________________

(1)
Although the amount reflected in the table represents the fair value of this investment, the contract value (the amount available for Plan benefits) was $54,237,673 and $52,620,413, respectively, as of December 31, 2012 and 2011.

	Year ended December 31,
	2012	2011
Net appreciation (depreciation) in fair value of investments, by type
Common Stock	$5,401,843	$(2,712,807)
OneBeacon Company Stock	(3,520,895)	671,068
White Mountains Stock	1,776,738	3,681,478
Fixed Maturity Investments	(352,521)	(435,382)
Convertible Fixed Maturity Investments	445,985	(3,406,531)
Registered Investment Companies	25,680,985	(6,103,607)
Net appreciation (depreciation) in fair value of investments	$29,432,135	$(8,305,781)

OneBeacon 401(k) Savings and Employee Stock Ownership Plan

Notes to Financial Statements

Fair Value Measurements
The Plan records its investments in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 which defines fair value, establishes a framework for measuring fair value and identifies financial statement disclosure requirements for fair value information. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (an "exit price"). Fair value measurements are categorized into a hierarchy that distinguishes between inputs based on market data from independent sources ("observable inputs") and a reporting entity's internal assumptions based upon the best information available when external market data is limited or unavailable ("unobservable inputs"). Quoted prices in active markets for identical assets or liabilities have the highest priority ("Level 1"), followed by observable inputs other than quoted prices, including prices for similar but not identical assets or liabilities ("Level 2") and unobservable inputs, including the reporting entity's estimates of the assumptions that market participants would use, having the lowest priority ("Level 3").
In some cases, the valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy. Transfers between hierarchy measurement levels are recognized by the Plan as of the beginning of the reporting period.
The fair value measurements at December 31, 2012 and 2011 and their related inputs are as follows:

	December 31, 2012
	Fair value	Level 1 Inputs	Level 2 Inputs
Collective Trust	$57,112,876	$—	$57,112,876
Fixed Maturity Investments	1,550,250	—	1,550,250
Common Stock
Financials	18,822,024	18,822,024	—
Basic Materials	6,553,823	6,553,823	—
Consumer	17,926,603	17,926,603	—
Energy	12,357,309	12,357,309	—
Utilities	6,106,368	6,106,368	—
Other	22,893,267	22,893,267	—
Common Stock	84,659,394	84,659,394	—
OneBeacon Company Stock	28,736,488	28,736,488	—
White Mountains Stock	14,301,600	14,301,600	—
Convertible Fixed Maturity Investments	24,095,313	—	24,095,313
Registered Investment Companies
Balanced Funds	75,425,356	75,425,356	—
Bond Funds	55,711,947	55,711,947	—
Domestic Stock Funds	102,495,335	102,495,335	—
International Stock Funds	27,009,890	27,009,890	—
Money Market Funds	26,865,359	26,865,359	—
Registered Investment Companies	287,507,887	287,507,887	—
Total	$497,963,808	$415,205,369	$82,758,439

OneBeacon 401(k) Savings and Employee Stock Ownership Plan

Notes to Financial Statements

	December 31, 2011
	Fair value	Level 1 Inputs	Level 2 Inputs
Collective Trust	$55,175,385	$—	$55,175,385
Fixed Maturity Investments	2,192,750	—	2,192,750
Common Stock
Financials	14,675,235	14,675,235	—
Basic Materials	20,742,591	20,742,591	—
Consumer	20,184,664	20,184,664	—
Energy	11,002,666	11,002,666	—
Utilities	5,856,714	5,856,714	—
Other	10,529,091	10,529,091	—
Common Stock	82,990,961	82,990,961	—
OneBeacon Company Stock	32,612,469	32,612,469	—
White Mountains Stock	13,210,741	13,210,741	—
Convertible Fixed Maturity Investments	31,138,456	—	31,138,456
Registered Investment Companies
Balanced Funds	63,383,587	63,383,587	—
Bond Funds	50,850,487	50,850,487	—
Domestic Stock Funds	94,322,219	94,322,219	—
International Stock Funds	25,072,380	25,072,380	—
Money Market Funds	31,247,766	31,247,766	—
Registered Investment Companies	264,876,439	264,876,439	—
Total	$482,197,201	$393,690,610	$88,506,591

There were no fair value measurements valued using Level 3 inputs as of December 31, 2012 or 2011. There were no transfers between Levels 1 and 2 during the years ended December 31, 2012 and 2011.
D.Party-in-Interest Transactions
The Plan invests in shares of mutual funds managed by an affiliate of Vanguard and a stable value fund issued by Vanguard. Vanguard acts as Trustee for only those investments as defined by the Plan. The Plan also has investments, the OneBeacon Equity Fund and the OneBeacon Fully Managed Fund, which are managed by Prospector Partners, LLC (“Prospector”). Richard P. Howard, a portfolio manager of Prospector, is a director of OneBeacon. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Notes receivable from participants also constitute party-in-interest transactions.
Management fees in the amount of $732,150 and $801,680, respectively, were incurred by the Plan to Prospector in 2012 and 2011 that qualify as party-in-interest transactions. Fees paid for investment management services were included as a reduction of the return earned by each fund.
The Plan invests in the WTM Fund which is comprised of White Mountains common shares and small amounts of cash invested in the Vanguard Prime Money Market Fund. The unit values of the WTM Fund are recorded and maintained by Vanguard. During the years ended December 31, 2012 and 2011, the Plan purchased shares in the WTM Fund in the amount of $1,858,268 and $1,109,169, respectively; sold shares in the WTM Fund of $2,515,948 and $2,891,065, respectively; had dividend earnings of $29,019 and $33,237, respectively; and had net appreciation in the WTM Fund of $1,776,738 and $3,681,478, respectively. Dividends paid by the WTM Fund can be in the form of White Mountains common shares or cash. The total value of the Plan’s investment in the WTM Fund was $14,362,530 and $13,248,066, respectively, at December 31, 2012 and 2011. Benefit payments from the WTM Fund were $996,602 and $1,221,634, respectively, during the plan years ended December 31, 2012 and 2011.

OneBeacon 401(k) Savings and Employee Stock Ownership Plan

Notes to Financial Statements

During the years ended December 31, 2012 and 2011, White Mountains completed one and two self-tender offers, respectively, through which shares in the WTM Fund were sold for $161,950 and $259,228, respectively.
The Plan invests in the OB Fund which is comprised of OneBeacon common shares and small amounts of cash invested in the Vanguard Prime Money Market Fund. The unit values of the OB Fund are recorded and maintained by Vanguard. During the years ended December 31, 2012 and 2011, the Plan purchased shares in the OB Fund in the amount of $7,774,153 and $10,042,719, respectively; sold shares in the OB Fund of $8,118,537 and $8,029,859, respectively; had dividend earnings of $1,826,832 and $3,899,223, respectively; and had net (depreciation) appreciation in the OB Fund of $(3,520,895) and $671,068, respectively. Dividends paid by the OB Fund can be in the form of OneBeacon common shares or cash. The total value of the Plan’s investment in the OB Fund was $29,103,025 and $32,820,526, respectively, at December 31, 2012 and 2011. Benefit payments from the OB Fund amounted to $3,217,591 and $2,706,856, respectively, during the plan years ended December 31, 2012 and 2011.
E.Tax Status
The IRS has determined and informed OBIC by a letter dated June 16, 2010 that the 401(k) Plan and related trust are designed in accordance with applicable sections of the IRC. A favorable determination of the ESOP Plan was received effective February 11, 2009. OBIC filed a determination letter for the combined Plan in August 2011 and has not received a response. However, management believes the Plan is designed and operates in accordance with the IRC; therefore, no provision for income taxes is required.
F.Subsequent Events
Effective May 15, 2013 the Houston General Insurance Company Performance Plan was merged into the OneBeacon 401(k) Savings and Employee Stock Ownership Plan. This included 58 participant balances and a total of $216,084.

OneBeacon 401(k) Savings and Employee Stock Ownership Plan
(Plan 002)
OneBeacon Services, LLC (26-3300555)
Schedule of Assets (Held at End of Year) December 31, 2012
Form 5500, Schedule H, Part IV, Line 4i

(a) (b) IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	(c) DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST OR COLLATERAL	(d) COST**	(e) SHARES/UNITS/PAR VALUE	(e) CURRENT VALUE
ABBOTT LABORATORIES	Common Stock		25,500	$1,670,250
ALTERRA CAPITAL HOLDINGS LTD	Common Stock		27,600	778,044
AMERICAN INTERNATIONAL GROUP I	Common Stock		18,800	663,640
ANGLOGOLD ASHANTI LTD	Common Stock		17,900	561,523
ARCH CAPITAL GROUP LTD SHS	Common Stock		11,900	523,838
ASPEN INSURANCE HOLDINGS	Common Stock		17,900	574,232
AURICO GOLD INC	Common Stock		4,100	33,538
AUTOMATIC DATA PROCESSING INC	Common Stock		70,400	4,013,504
BARRICK GOLD CORP	Common Stock		69,200	2,422,692
BEAM INC	Common Stock		27,500	1,679,975
BERKSHIRE HATHAWAY INC	Common Stock		12,900	1,157,130
CABLEVISION SYSTEMS CORP	Common Stock		49,300	736,542
CAMPBELL SOUP CO	Common Stock		47,300	1,650,297
CHARTER FINANCIAL CORP / GA	Common Stock		9,500	99,655
CITI GROUP INC	Common Stock		4,000	154,560
CLAYTON WILLIAMS ENERGY INC	Common Stock		27,000	1,080,000
CNA FINANCIAL CORP	Common Stock		21,000	588,210
COCA COLA ENTERPRISES INC	Common Stock		42,000	1,332,660
CONOCOPHILLIPS	Common Stock		31,100	1,803,489
CORNING INC	Common Stock		123,500	1,558,570
CURTISS-WRIGHT CORP	Common Stock		34,300	1,126,069
DOMTAR CORP	Common Stock		34,102	2,848,199
DONEGAL GROUP INC	Common Stock		21,900	307,476
DREAMWORKS ANIMATION SKG INC	Common Stock		47,100	780,447
EI DU PONT DE NEMOURS & CO	Common Stock		77,300	3,476,181
ENERGIZER HOLDINGS INC	Common Stock		13,700	1,095,726
FIRST AMERICAN FINANCIAL CORP	Common Stock		35,300	850,377
FIRSTENERGY CORP	Common Stock		27,484	1,147,732
FORESTAR GROUP INC	Common Stock		65,500	1,135,115
FORTUNE BRANDS HOME & SECURITY	Common Stock		14,500	423,690
GOLD FIELDS LTD	Common Stock		281,400	3,514,686
HESS CORP	Common Stock		65,500	3,468,880
HILLSHIRE BRANDS CO	Common Stock		21,680	610,075
HOSPIRA INC	Common Stock		17,800	556,072
JOHNSON & JOHNSON	Common Stock		45,100	3,161,510
KINROSS GOLD CORP	Common Stock		2,200	21,384
LOEWS CORP	Common Stock		66,800	2,722,100
MICROSOFT CORP	Common Stock		9,500	253,935
MONTPELIER RE HOLDINGS LTD CDT	Common Stock		48,500	1,108,710
MURPHY OIL CORP	Common Stock		31,600	1,881,780
NEENAH PAPER INC	Common Stock		13,000	370,110
NEWMONT MINING CORP	Common Stock		55,300	2,568,132

OneBeacon 401(k) Savings and Employee Stock Ownership Plan
(Plan 002)
OneBeacon Services, LLC (26-3300555)
Schedule of Assets (Held at End of Year) December 31, 2012
Form 5500, Schedule H, Part IV, Line 4i

	(a) (b) IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	(c) DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST OR COLLATERAL	(d) COST**	(e) SHARES/UNITS/PAR VALUE	(e) CURRENT VALUE
	NEXEN INC	Common Stock		129,000	3,475,260
	NRG ENERGY INC	Common Stock		85,216	1,959,116
	PFIZER INC	Common Stock		127,700	3,202,716
	PLATINUM UNDERWRITERS HLDGS	Common Stock		83,600	3,845,600
	POST PROPERTIES INC	Common Stock		31,800	1,588,410
	PUBLIC SERVICE ENTERPRISE GROU	Common Stock		49,300	1,508,580
	REPSOL YPF SA	Common Stock		31,000	647,900
	STATE AUTO FINANCIAL CORP	Common Stock		90,200	1,347,588
	SUPERVALU INC	Common Stock		29,400	72,618
	SYSCO CORP	Common Stock		21,300	674,358
	TALISMAN ENERGY INC	Common Stock		16,900	191,477
	TECO ENERGY INC	Common Stock		37,300	625,148
	TELEPHONE & DATA SYSTEMS INC	Common Stock		59,000	1,306,260
	TOOTSIE ROLL INDUSTRIES INC	Common Stock		75,500	1,956,960
	UNS ENERGY CORP	Common Stock		20,410	865,792
	WALGREEN CO	Common Stock		57,500	2,128,075
	WAL-MART STORES INC	Common Stock		28,900	1,971,847
	WATERSTONE FINANCIAL INC	Common Stock		11,200	87,360
	XEROX CORP	Common Stock		101,700	693,594
	Total Common Stock				84,659,394

*	ONEBEACON COMPANY COMMON STOCK	Company Stock		2,068,476	28,736,488
*	WHITE MOUNTAINS COMMON STOCK	Company Stock		27,770	14,301,600
	Total Company Stock				43,038,088

	ALLIANT TECHSYSTEMS INC	Convertible Fixed Maturity 3.000% 08/15/2024 DD 08/13/04		550,000	580,937
	AMGEN INC	Convertible Fixed Maturity 0.375% 02/01/2013 DD 08/01/06		525,000	587,672
	ANGLOGOLD ASHANTI HOLDINGS FIN	Convertible Fixed Maturity 3.500% 05/22/2014 DD 05/22/09		1,300,000	1,348,750
	ANIXTER INTERNATIONAL INC	Convertible Fixed Maturity 1.000% 02/15/2013 DD 02/16/07		1,300,000	1,483,625
	ARCHER-DANIELS-MIDLAND CO	Convertible Fixed Maturity 0.875% 02/15/2014 DD 02/22/07		2,425,000	2,426,516
	CHARLES RIVER LABORATORIES INT	Convertible Fixed Maturity 2.250% 06/15/2013 DD 06/12/06		1,525,000	1,528,812
	CHEMED CORP	Convertible Fixed Maturity 1.875% 05/15/2014 DD 05/14/07		700,000	729,313
	CHIQUITA BRANDS INTERNATIONAL	Convertible Fixed Maturity 4.250% 08/15/2016 DD 02/12/08		425,000	369,750
	COMTECH TELECOMMUNICATIONS COR	Convertible Fixed Maturity 3.000% 05/01/2029 DD 05/08/09		600,000	611,250
	GREATBATCH INC	Convertible Fixed Maturity 2.250% 06/15/2013 DD 03/28/07		1,800,000	1,802,250

OneBeacon 401(k) Savings and Employee Stock Ownership Plan
(Plan 002)
OneBeacon Services, LLC (26-3300555)
Schedule of Assets (Held at End of Year) December 31, 2012
Form 5500, Schedule H, Part IV, Line 4i

	(a) (b) IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	(c) DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST OR COLLATERAL	(d) COST**	(e) SHARES/UNITS/PAR VALUE	(e) CURRENT VALUE
	HOLOGIC INC	Convertible Fixed Maturity STEP 12/15/2037 DD 12/10/07		425,000	423,672
	HOLOGIC INC	Convertible Fixed Maturity VAR RT 12/15/2037 DD 11/23/10		450,000	501,750
	HORSEHEAD HOLDING CORP	Convertible Fixed Maturity 3.800% 07/01/2017 DD 07/27/11		150,000	145,125
	INTEROIL CORP	Convertible Fixed Maturity 2.750% 11/15/2015 DD 11/10/10		100,000	87,187
	JANUS CAPITAL GROUP INC	Convertible Fixed Maturity 3.250% 07/15/2014 DD 07/21/09		575,000	597,281
	KINROSS GOLD CORP CONV 144A	Convertible Fixed Maturity 1.750% 03/15/2028 DD 01/29/08		75,000	74,953
	KINROSS GOLD CORP	Convertible Fixed Maturity 1.750% 03/15/2028 DD 01/29/08		825,000	824,484
	L-3 COMMUNICATION HOLDINGS IN	Convertible Fixed Maturity 3.000% 08/01/2035 DD 07/29/05		375,000	379,688
	MEDTRONIC INC	Convertible Fixed Maturity 1.625% 04/15/2013 DD 04/18/06		950,000	952,969
	NORTHGATE MINERALS CORP	Convertible Fixed Maturity 3.500% 10/01/2016 DD 10/05/10		150,000	162,656
	OWENS-BROCKWAY GLASS CONTAINER	Convertible Fixed Maturity 3.000% 06/01/2015 DD 05/07/10		450,000	445,219
	PHH CORP	Convertible Fixed Maturity 4.000% 09/01/2014 DD 09/29/09		1,600,000	1,789,000
	RTI INTERNATIONAL METALS	Convertible Fixed Maturity 3.000% 12/01/2015 DD 12/14/10		750,000	814,219
	SMITHFIELD FOODS INC	Convertible Fixed Maturity 4.000% 06/30/2013 DD 07/08/08		775,000	821,016
	TRINITY INDUSTRIES INC	Convertible Fixed Maturity 3.875% 06/01/2036 DD 06/07/06		1,750,000	1,956,719
	USEC INC	Convertible Fixed Maturity 3.000% 10/01/2014 DD 09/28/07		6,975,000	2,650,500
	Total Convertible Fixed Maturity				24,095,313

	EDISON MISSION ENERGY	Fixed Maturity 7.750% 06/15/2016 DD 06/06/06		550,000	291,500
	EDISON MISSION ENERGY	Fixed Maturity 7.000% 05/15/2017 DD 11/15/07		2,375,000	1,258,750
	Total Fixed Maturity				1,550,250

*	Vanguard Fiduciary Trust Company	Vanguard Retirement Savings Trust IV, Collective Trust		54,237,673	54,237,673
	Total Collective Trust				54,237,673

	Baron Funds	Baron Asset Fund, Registered Investment Company		18,228	890,963
	Dreyfus Funds	Dreyfus Treasury Prime Money Market Fund, Registered Investment Company		4,473,979	4,473,979

OneBeacon 401(k) Savings and Employee Stock Ownership Plan
(Plan 002)
OneBeacon Services, LLC (26-3300555)
Schedule of Assets (Held at End of Year) December 31, 2012
Form 5500, Schedule H, Part IV, Line 4i

	(a) (b) IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	(c) DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST OR COLLATERAL	(d) COST**	(e) SHARES/UNITS/PAR VALUE	(e) CURRENT VALUE
*	Vanguard Funds	Vanguard 500 Index Fund Investor Shares, Registered Investment Company		276,293	36,296,603
*	Vanguard Funds	Vanguard High-Yield Corporate Fund Investor Shares, Registered Investment Company		1,490,196	9,105,100
*	Vanguard Funds	Vanguard International Growth Fund Investor Shares, Registered Investment Company		497,462	9,586,089
*	Vanguard Funds	Vanguard International Value Fund, Registered Investment Company		50,588	1,577,349
*	Vanguard Funds	Vanguard Long-Term Investment Grade Fund Investor Shares, Registered Investment Company		2,096,656	22,748,717
*	Vanguard Funds	Vanguard Mid-Cap Index Fund Investor Shares, Registered Investment Company		522,673	11,744,458
*	Vanguard Funds	Vanguard Morgan Growth Fund Investor Shares, Registered Investment Company		265,085	5,275,196
*	Vanguard Funds	Vanguard Prime Money Market Fund, Registered Investment Company		22,391,380	22,391,380
*	Vanguard Funds	Vanguard Selected Value Fund, Registered Investment Company		373,448	7,834,946
*	Vanguard Funds	Vanguard Short-Term Investment Grade Fund Investor Shares, Registered Investment Company		2,202,967	23,858,130
*	Vanguard Funds	Vanguard Small-Cap Index Fund Investor Shares, Registered Investment Company		308,443	11,949,094
*	Vanguard Funds	Vanguard Target Retirement 2010 Fund, Registered Investment Company		92,608	2,234,624
*	Vanguard Funds	Vanguard Target Retirement 2015 Fund, Registered Investment Company		526,010	7,038,009
*	Vanguard Funds	Vanguard Target Retirement 2020 Fund, Registered Investment Company		345,827	8,241,057
*	Vanguard Funds	Vanguard Target Retirement 2025 Fund, Registered Investment Company		612,561	8,324,708
*	Vanguard Funds	Vanguard Target Retirement 2030 Fund, Registered Investment Company		243,267	5,687,587
*	Vanguard Funds	Vanguard Target Retirement 2035 Fund, Registered Investment Company		384,197	5,413,335

OneBeacon 401(k) Savings and Employee Stock Ownership Plan
(Plan 002)
OneBeacon Services, LLC (26-3300555)
Schedule of Assets (Held at End of Year) December 31, 2012
Form 5500, Schedule H, Part IV, Line 4i

	(a) (b) IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	(c) DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST OR COLLATERAL	(d) COST**	(e) SHARES/UNITS/PAR VALUE	(e) CURRENT VALUE
*	Vanguard Funds	Vanguard Target Retirement 2040 Fund, Registered Investment Company		91,495	2,120,859
*	Vanguard Funds	Vanguard Target Retirement 2045 Fund, Registered Investment Company		178,922	2,603,319
*	Vanguard Funds	Vanguard Target Retirement 2050 Fund, Registered Investment Company		47,136	1,088,375
*	Vanguard Funds	Vanguard Target Retirement 2055 Fund, Registered Investment Company		7,145	177,192
*	Vanguard Funds	Vanguard Target Retirement 2060 Fund, Registered Investment Company		753	16,433
*	Vanguard Funds	Vanguard Target Retirement Income Fund, Registered Investment Company		283,476	3,455,568
*	Vanguard Funds	Vanguard Total International Stock Index Fund, Registered Investment Company		1,057,841	15,846,452
*	Vanguard Funds	Vanguard Wellington Fund Investor Shares, Registered Investment Company		857,692	29,024,289
*	Vanguard Funds	Vanguard Windsor Fund Investor Shares, Registered Investment Company		1,280,235	19,331,551
*	Vanguard Funds	Vanguard Windsor II Fund Investor Shares, Registered Investment Company		312,203	9,172,525
	Total Registered Investment Company				287,507,887

	Total Investments				$495,088,605

*	Notes Receivable from Participants	Participant Loans 4.25% - 9.25%			$4,062,853
	Total Notes Receivable from Participants				$4,062,853
______________________________________
*    Denotes party-in-interest.
**    Cost is omitted for participant-directed investments.